SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the month of March 2009

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

35 Efal Street, Petach Tikva 49511, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-___________

        On March 24, 2009, Aladdin Knowledge Systems Ltd. (the “Registrant”) issued a press release announcing the completion of the merger agreement between the Registrant and an affiliate of Vector Capital. A copy of the press release is attached hereto as Exhibit A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Aviram Shemer Name: Aviram Shemer Title: Chief Financial Officer

Date: March 24, 2009

Exhibit A

PRESS RELEASE

Vector Capital Press Contact:        Aladdin Company Contact:
Erin Becker                      Debbie Kaye
ebecker@BrunswickGroup.com          Corporate Communications Manager
415-293-8461                   debbie.kaye@aladdin.com
                          646.468.0481
Aladdin Press Contact:
Matthew Zintel
Zintel Public Relations
Matthew.zintel@zintelpr.com
310.574.8888

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Completes Merger with Vector
Capital Affiliate

Aladdin shareholders to receive $11.50 per share in cash, reflecting a value of $160 million

TEL AVIV, ISRAEL AND SAN FRANSCISO, CA – March 24, 2009 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN) today announced that it has completed its previously announced merger with an investor group led by Vector Capital, a leading private equity firm specializing in the technology industry. The merger was approved by a majority of Aladdin’s shareholders at an Extraordinary General Meeting held on February 20, 2009. Under the terms of the merger, Aladdin shareholders will receive $11.50 per share in cash for each ordinary share they hold.

Commenting on the announcement, David Fishman, Partner at Vector Capital, said, “We are thrilled that we have successfully brought this transaction to completion.  It is now time for all of us to focus on Aladdin’s future, leverage the Company’s strong products and take advantage of the combination with SafeNet’s business to create growth opportunities. We remain incredibly impressed with the quality of Aladdin’s management and employees and look forward to working together to build one of the great information security companies.”

"We are very excited to close this transaction and begin to move forward on the integration with SafeNet,” said Aviram Shemer, CFO at Aladdin. “Our customers will benefit from the strength of the combined companies as we continue to provide our award-winning, innovative security solutions across the globe. Together with our employees, we remain fully committed to the long-term success of Aladdin and SafeNet.”

Mr. Shemer continued: “I would especially like to thank Yanki Margalit, our Founder and outgoing CEO and Chairman of the Board. Aladdin's success is a tribute to his vision and his dedication to our customers, shareholders and employees."

In connection with the closing, trading of Aladdin’s shares on the NASDAQ Global Market and Tel Aviv Stock Exchange will cease March 24th and Aladdin will de-list the shares from both exchanges.

Shareholders who possess Aladdin share certificates will receive a letter of transmittal with detailed instructions, along with a tax declaration form, from the appointed paying agent, Bank of New York Mellon, regarding the surrender of their certificates for the merger consideration.  For shares held in street name by a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for the shareholders and will provide them with any relevant instructions for effecting the exchange and providing the tax declaration form.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 15 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world's #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies' important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.

About Vector Capital
Vector Capital is a leading private equity firm specializing in spinouts, buyouts and recapitalizations of established technology businesses. Vector identifies and pursues these complex investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers and shareholders. Among Vector's notable investments are LANDesk Software, Savi Technology, SafeNet, Corel Corporation (Nasdaq: CREL), Printronix, Register.com, Tripos, WinZip and Watchguard Technologies. For more information, visit www.vectorcapital.com.

©2009 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logos are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.